                                 SCHEDULE 13D


                   Under the Securities Exchange Act of 1934
                               (Amendment No. 4)

                            McFarland Energy, Inc.
              --------------------------------------------------
                               (Name of Issuer)


                                 Common Stock
                        -------------------------------
                        (Title of Class of Securities)


                                  58 0432102
                       ---------------------------------
                                (CUSIP Number)

                              Michael S. Paquette
                              Vice President and
                                  Controller
                   Fund American Enterprises Holdings, Inc.
                                The 1820 House,
                                 Main Street,
                            Norwich, Vermont 05055
                                (802) 649-3633
                  ------------------------------------------
           (Name, Address and Telephone Number of Person Authorized
                    to Receive Notices and Communications)

                               January 29, 1996
         ------------------------------------------------------------
            (Date of Event which Requires Filing of this Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box ___.

     Check the following box if a fee is being paid with this statement ___. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class. (See Rule 13d-7.)

     NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

                              CUSIP NO. 58 0432102

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person
--------------------------------------------------------------------------------

                    Fund American Enterprises Holdings, Inc.
                                   94-2708455

--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) ------------- of a Group (See Instructions)
-----------------------------------------(b)----------------

(3)  (SEC Use Only)
--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions) AF
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization        Delaware
                                                 --------
--------------------------------------------------------------------------------

     Number of Shares                 (7)  Sole Voting Power
     Beneficially Owned                    --------------------------
     by Each Reporting                (8)  Shared Voting Power
     Person With                            400,000
                                           --------------------------
                                      (9)  Sole Dispositive Power
                                           --------------------------
                                      (10) Shared Dispositive Power
                                           400,000
                                           --------------------------
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     400,000
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 7.1%
--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions)  HC, CO

                              CUSIP NO. 58 0432102

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                        Fund American Enterprises, Inc.
                                   51-0328932
--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) ------------- of a Group (See Instructions)
-------------------------------------------(b)---------------

(3)  (SEC Use Only)
--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization  Delaware
                                           --------
--------------------------------------------------------------------------------

     Number of Shares                 (7)  Sole Voting Power
     Beneficially Owned                    --------------------------
     by Each Reporting                (8)  Shared Voting Power
     Person With                           169,231
                                           --------------------------
                                      (9)  Sole Dispositive Power
                                           --------------------------
                                      (10) Shared Dispositive Power
                                           169,231
                                           --------------------------
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     169,231
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 3.0%
--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions) CO

                              CUSIP NO. 58 0432102

--------------------------------------------------------------------------------

(1)  Name of Reporting Person.  S.S. or I.R.S. Identification No. of Above
     Person

                         White Mountains Holdings, Inc.
                                   02-0477315
--------------------------------------------------------------------------------

(2) Check the Appropriate Box if a Member (a) ------------ of a Group (See Instructions)
-----------------------------------------(b)---------------

(3)  (SEC Use Only)
--------------------------------------------------------------------------------

(4)  Source of Funds (See Instructions) WC
--------------------------------------------------------------------------------

(5) Check if Disclosure of Legal Proceedings is Required Pursuant to Items 2(d) or 2(e)
--------------------------------------------------------------------------------

(6)  Citizenship or Place of Organization  Delaware
                                           --------
--------------------------------------------------------------------------------

     Number of Shares                 (7)  Sole Voting Power
     Beneficially Owned
     by Each Reporting                     --------------------------
     Person With                      (8)  Shared Voting Power
                                           230,769
                                           --------------------------
                                      (9)  Sole Dispositive Power

                                           --------------------------
                                      (10) Shared Dispositive Power
                                           230,769
                                           --------------------------
--------------------------------------------------------------------------------

(11) Aggregate Amount Beneficially Owned by Each Reporting Person
     230,769
--------------------------------------------------------------------------------

(12) Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions)
--------------------------------------------------------------------------------

(13) Percent of Class Represented by Amount in Row (11)
     Approximately 4.1%
--------------------------------------------------------------------------------

(14) Type of Reporting Person (See Instructions) CO

ONLY ITEMS REPORTED IN THIS AMENDMENT NO. 4 TO SCHEDULE 13D ARE AMENDED FROM THE FILINGS ON SCHEDULE 13D (THE "SCHEDULE 13D") PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION (THE "COMMISSION"). ALL OTHER ITEMS REMAIN UNCHANGED. UNLESS OTHERWISE SPECIFIED, ALL DEFINED TERMS USED HEREIN HAVE THE MEANING PREVIOUSLY ASCRIBED TO THEM IN THE SCHEDULE 13D.

Item 3.  Source and Amount of Funds or Other Consideration.
         --------------------------------------------------

     On December 26, 1995, FAE transferred subordinated convertible notes representing 230,769 Shares to FAEH at $6.50 per Share. FAEH subsequently transferred subordinated convertible notes representing 230,769 Shares to White Mountains Holdings, Inc. ("WMH") and certain of WMH's direct and indirect wholly-owned subsidiaries on December 26, 1995 at $6.50 per Share.


Item 5.  Interest in Securities of the Issuer.
         -------------------------------------
     Item 5 is replaced in its entirety.

     (a) FAEH, through FAE, WMH and certain of WMH's direct and indirect wholly owned subsidiaries, owned a subordinated convertible note in the face amount of $2.6 million which was converted by the issuer on January 29, 1996 to 400,000 Shares at $6.50 of note principal for each Share.

     FAEH owns 0 Shares directly and owns 169,231 Shares and 230,769 Shares indirectly through FAE, WMH and certain of WMH's direct and indirect wholly owned subsidiaries, respectively. The aggregate number of Shares and the corresponding percentage of the outstanding Shares such number represents is as follows:

 Percentage of
                    Shares          Shares
                  Beneficially    Beneficially
        Person      Owned            Owned
        ------    ------------    ------------

         FAEH          -               -
         FAE        169,231           3.0%
         WMH*       230,769           4.1%

* WMH and certain of its direct and indirect wholly-owned subsidiaries.

     (b) FAEH has sole voting power and dispositive power with respect to 0 Shares and shares voting power and dispositive power with respect to 169,231 Shares with FAE, 230,769 Shares with WMH and certain of WMH's direct and indirect wholly-owned subsidiaries. The persons on Schedule I listed above have sole voting power and dispositive power with respect to Shares individually owned by them respectively.

     (c) None
     (d) None
     (e) Not Applicable

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect
         ---------------------------------------------------------------------
to Securities of the Issuer.
---------------------------

         FAE extended a "Standstill Agreement", originally dated September 1, 1989, until January 4, 1998. Such agreement provides the executive management and Board of McFarland Energy certain assurances, voluntary restrictions on purchasing or selling Shares of McFarland and voting limitations intended to keep FAE in the position of a friendly investor that supports the incumbent management's views. The arrangement was not affected by the conversion of the subordinated convertible note to Shares.

                                   SIGNATURE

          After reasonable inquiry and to the best of the knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February 9, 1996


                                    FUND AMERICAN ENTERPRISES HOLDINGS, INC.

                                    BY:

                                    ------------------------------
                                    Name:      Michael S. Paquette
                                    Title:     Vice President and
                                               Controller



                                    FUND AMERICAN ENTERPRISES, INC.

                                    BY:

                                    ---------------------------
                                    Name:      Terry L. Baxter
                                    Title:     President



                                    WHITE MOUNTAINS HOLDINGS, INC.

                                    BY:

                                    ---------------------------
                                    Name:      Michael S. Paquette
                                    Title:     Vice President and
                                               Controller
Secretary

                           SCHEDULE I TO SCHEDULE 13D
                           --------------------------

     Following is a list of the directors and executive officers of Fund American Enterprises Holdings, Inc. ("FAEH"), Fund American Enterprises, Inc. ("FAE"), and White Mountains Holdings, Inc. ("WMH") setting forth the business address and present principal occupation or employment (and the name, principal business and address of any corporation or organization in which such employment is conducted) of each such person. Each such person is a citizen of the United States of America.


                                                                               Present
Name and                                                                Principal Occupation
Business Address                      Office                                or Employment
----------------                      ------                           -------------------------

FAEH

Dennis P. Beaulieu                    Corporate Secretary              Corporate Secretary
Fund American Enterprises             of FAEH, Director of WMH         of FAEH
   Holdings, Inc.
The 1820 House, Main Street
Norwich  VT  05055-0850

John J. Byrne                         Chairman of the Board,           Chairman of the Board,
Fund American Enterprises             President & Chief                President & Chief
   Holdings, Inc.                     Executive Officer of             Executive Officer of
The 1820 House, Main Street           FAEH, Chairman of the            FAEH
Norwich  VT  05055-0850               Board of FAE and WMH

Howard L. Clark                       Director                         Retired
200 Park Avenue, Suite 4501           of FAEH
New York  NY  10166

Howard L. Clark, Jr.                  Director                         Vice Chairman of Lehman
Lehman Brothers Holdings, Inc.        of FAEH                          Brothers Holdings, Inc.
American Express Tower
New York  NY  10128

Robert P. Cochran                     Director                         President & Chief
Financial Security Assurance          of FAEH                          Executive Officer of
   Holdings, Ltd.                                                      Financial Security Assurance
350 Park Avenue                                                          Holdings, Ltd.
New York  NY  10022

George J. Gillespie, III              Director                         Partner in Cravath,
Cravath, Swaine & Moore               of FAEH                          Swaine & Moore
825 Eighth Avenue
New York  NY  10019

K. Thomas Kemp                        Executive Vice President         Executive Vice President
Fund American Enterprises             of FAEH, Director of             of FAEH
   Holdings, Inc.                     FAEH and FAE and WMH
The 1820 House, Main Street
Norwich  VT  05055-0850

Gordon S. Macklin                     Director                         Chairman of White River
8212 Burning Tree Road                of FAEH                          Corporation
Bethesda  MD 20817

                      ----------------------------------

                                                                              Present
Name and                                                                Principal Occupation
Business Address                   Office                                  or Employment
----------------                   ------                              ------------------------

FAEH

Michael S. Paquette                 Vice President &                   Vice President &
Fund American Enterprises           Controller of FAEH,                Controller of FAEH
   Holdings, Inc.                   Director of FAE and WMH
The 1820 House, Main Street
Norwich  VT  05055-0850

Allan L. Waters                     Senior Vice President &            Senior Vice President &
Fund American Enterprises           Chief Financial Officer            Chief Financial Officer
   Holdings, Inc.                   of FAEH, Director of               of FAEH
The 1820 House, Main Street         FAE and WMH
Norwich  VT  05055-0850

Arthur Zankel                       Director                           Co-Managing Partner
First Manhattan Co.                 of FAEH                            First Manhattan Co.
437 Madison Ave.
New York  NY 10022


FAE

Terry L. Baxter                     President & Secretary of FAE       President & Secretary of FAE,
Fund American Enterprises, Inc.     Director of FAE and WMH
The 1820 House, Main Street
Norwich  VT  05055-0850


WMH

Dennis P. Beaulieu                  Vice President and                 Corporate Secretary
(see above)                         Secretary of WMH,                  of FAEH
                                    Director of WMH

John J. Byrne                       Chairman of the Board of           Chairman of the Board,
(see above)                         WMH                                President & Chief
                                                                       Executive Officer of
                                                                       FAEH

Terry L. Baxter                     Director of WMH                    President & Secretary of FAE
(see above)

Morgan Davis                        Sr. Vice President &               Sr. Vice President &
White Mountains                     Chief Operating Officer            Chief Operating Officer
 Holdings, Inc.                     of WMH, Director of WMH            of WMH
1117 Elm Street
Manchester,  NH 03101

                      ----------------------------------


                                                                              Present
Name and                                                                Principal Occupation
Business Address                   Office                                  or Employment
----------------                   -------                             -------------------------

WMH

Robert P. Cochran                  Director                            President & Chief
(see above)                        of WMH                              Executive Officer of
                                                                       Financial Security
                                                                       Assurance
                                                                       Holdings, Ltd.

Morgan Davis                       Sr. Vice President &                Sr. Vice President &
White Mountains                    Chief Operating Officer             Chief Operating Officer
 Holdings, Inc.                    of WMH, Director of WMH             of WMH
1117 Elm Street
Manchester,  NH 03101

Robert P. Keller                   Director of WMH                     Self Employed
White Mountains
 Holdings, Inc.
1117 Elm Street
Manchester,  NH 03101

K. Thomas Kemp                     Chief Executive Officer and         Executive Vice President
(see above)                        President of WMH, Director of       of FAEH
                                   WMH


Phil Koerner                       Director of WMH                     Chief Executive Officer of
National Grange Mutual                                                 National Grange Mutual
 Insurance Company                                                     Insurance Company
55 West Street, POB 2300
Keene, NH 03431


Michael S. Paquette                Vice President &                    Vice President &
(see above)                        Controller of WMH,                  Controller of FAEH
                                   Director of WMH


Allan L. Waters                    Senior Vice President &             Senior Vice President &
(see above)                        Chief Financial Officer             Chief Financial Officer
                                   of WMH, Director of                 of FAEH
                                   WMH